

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Alex Lung
Chief Financial Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park
Nanshan, Shenzhen, China 518057

>   **Re: Mindray Medical International Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 30, 2012**
>   **File No. 001-33036**

Dear Mr. Lung:

We have reviewed your response letter dated June 18, 2012 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company, page 27

Distribution, Direct Sales, page 31

1.   We note your response to prior comment 1 and your proposed revised disclosure which states that, "the terms of these contracts <u>generally</u> provide that following product delivery, the tender organizer has seven product inspection days." However, we note your policy on page F-10 states that, "the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery" but does not discuss arrangements involving customer acceptance provisions.

- Please reconcile your response and the policy disclosed in your Form 20-F, and explain why you did not disclose the inspection rights granted to your customers.

- Explain to us in greater detail the contractual terms of the inspection period and any right of return if the product is not accepted upon inspection. Refer to SAB Topic 13(A)(3)(b) or other applicable guidance as part of your response.
- Describe to us your accounting policy for recognizing revenue under arrangements that allow for an inspection period prior to acceptance.

2. We also note the proposed revised disclosure which states that after paying approximately 95% of the invoice balance within 30 to 60 day, "the invoice balance is typically payable one year following the acceptance date." Please describe to us the rationale for the extended one year payment term for the remainder of the invoice balance. Also discuss your collection history of the remaining 5% invoice balances on these sales. Tell us how much of your accounts receivables outstanding for more than 360 days at December 31, 2011 and March 31, 2012 related to these transactions.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 68

3. We note your responses to our prior comments 2 and 3. Please quantify for each period presented in your Form 20-F, the dollar amount of sales made to domestic distributors, domestic tender sales, international distributor sales and international direct sales. For international distribution sales, please quantify for us the amount of sales made under pre-payment agreements and those under other extended payment arrangements. Please also quantify the amount of international distribution sales by significant country, including identification of those countries that are considered developing markets.

4. Additionally, we note from your response to prior comment 2 that for certain higher cost products the payment terms are generally 360 days and that in 2011 you began providing a 720 day payment term for these products.

- Clarify for us whether this is a financing arrangement with your customers and tell us your purpose for offering these arrangements.
- Describe to us the material terms of these extended payment arrangements, including whether payments are made through scheduled installments over the 720 days, whether you charge an interest rate, whether you require collateral, and what recourse, if any, is available to you in the event of non-payment.
- Discuss for us, in quantified terms, your collection history for these transactions, including the amount of your accounts receivable balance currently more than 360 days and more than 720 days past due at December 31, 2011 and March 31, 2012 that related to these arrangements.

5. We note from your response to prior comment 4 that as a result of restrictions on the purchasing of U.S. dollars in certain countries, certain distributors have delayed remittance as a result of unfavorable exchange rates and others have requested extended

payment terms. As of the end of your 2011 fiscal year and your first 2012 fiscal quarter, please quantify the amount of accounts receivables for which your customers have either delayed payment or requested extended payment terms because of foreign currency controls. Tell us whether these customers have been meeting the 90-day payment terms granted to them. Also, describe how these payment delays have impacted your assessment of collectability of the associated accounts receivables.

6.   Similar to the response provided to the second bullet point of prior comment 4, please revise future filings to fully describe and discuss the impact the foreign exchange controls and related delayed remittance have had on your financial statements and liquidity. Identify the countries where these controls currently exist.

7.   We note that in your response to prior comment 4, you attribute the increase in accounts receivable turnover in the first quarter to seasonality. In future filings, please revise the Seasonality discussion located on page 37 of your Form 20-F to also describe the impact seasonality has on your accounts receivable balances and turnover.

8.   We note in your response to prior comment 5 that you have begun utilizing third party equipment leasing agents in certain countries. Please describe for us in greater detail your arrangements with these third party leasing agents and discuss how the use of these agents impact your revenue generating process and liquidity.

9.   From your response to prior comment 6 we see that you exclude substantially all of your international distribution sales from the assessment of accounts receivable impairment as they are covered by "export credit insurance."

- Describe in appropriate detail the terms of the export credit insurance agreements and discuss how this mitigates the risk of loss and impairment in your accounts receivable balances.
- Quantify for us the amounts of account receivable losses you recovered under your export insurance policy during each of the periods presented in your Form 20-F and the first fiscal quarter of 2012.
- Tell us how you present export credit insurance recoveries in your financial statements.

10.   We note that you consider the accounts receivables in each country to represent a group of smaller-balance homogenous receivables. Please provide us with an aging of accounts receivable balances 91-360, 360-720 and greater than 720 days by significant country, and for each significant country, describe the material factors influencing the long outstanding accounts receivable balances and discuss the provisions provided against those amounts. Provide specific rationale for why amounts outstanding greater than 360 days have not been written off the balance sheet as uncollectible.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant